Exhibit 99.11

Ayr Wellness 12.5% Senior Secured Notes Begin Trading on the CSE

Toronto, Ontario, April 20, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, is pleased to announce that its 12.5% Senior Secured Notes (the “Notes”) will begin trading on the CSE, effective April 21, 2021 under the ticker symbol “AYR.NT.U”

The Senior Notes:

Ayr issued US$110 million Notes in an oversubscribed private placement led by Canaccord Genuity Corp. in December 2020. Listing on the CSE follows the expiry of the four-month holding period under Canadian Securities Laws. The Notes pay interest of 12.5% per annum (semi-annually) and mature on December 10, 2024.

The Notes contain certain covenants and restrictions on Ayr’s business, including restrictions on the incurrence of debt, asset sales and dividends and other distributions. The Notes are secured by a first-priority security interest in specified assets of Ayr and certain of its subsidiaries. Detailed information on the Notes can be found in the trust indenture filed on SEDAR.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646)977-7914

Email: IR@ayrwellness.com

Investor Relations Contact:

Cody Cree or Jackie Keshner

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com